

December 10, 2010

Mr. Cooper C. Collins
Chief Executive Officer and President
Pernix Therapeutics Holdings, Inc.
33219 Forest West Street
Magnolia, TX 77354

Re: Pernix Therapeutics Holdings, Inc.
   Form 10-K for the Fiscal Year Ended December 31, 2009
   Filed February 24, 2010
   Form 10-Q for the Period Ended June 30, 2010
   Filed August 16, 2010
   File Number: 001-14494

Dear Mr. Collins:

We have reviewed your October 7, 2010 response to our September 30, 2010 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filing.

Form 10-Q for the Period Ended June 30, 2010

Notes to Consolidated Financial Statements

Note 2. Basis of Presentation and Summary of Significant Accounting Policies, page 5

1. The company deconsolidated Macoven in July 2009 when it transferred its shares to certain shareholders of Pernix. 40% of Macoven shares were transferred to an Executive Officer of operations of Pernix in January 2009. The remaining 60% was transferred in July 2009 to the shareholders of Pernix. Pernix granted Macoven a non-exclusive license to develop, market and sell generic products based on Pernix branded products and paid

Macoven a one-time development fee of $1.5 million. The original agreement filed as Exhibit 10.2 in the 8-K filed March 15, 2010 stated that Pernix would get 100% of the sales up to the $1.5 million development fee. The amended agreement filed in an 8-K on June 28, 2010 clarifies that there is no limit to the sales that Pernix would receive. The agreement also states that Pernix retains complete control over the commercialization and promotion of any and all Pernix products and generic products. In addition, the agreement states that Pernix could change, at any time, the products being sold by Macoven. Based on the agreements, it appears Pernix still had the power to direct the activities of Macoven and the right to receive benefits that were potentially significant to Macoven. Please provide the following information relating to the deconsolidation and repurchase of Macoven.

- Provide us a robust analysis under ASC 810-25-38 as to how you concluded that Macoven was not a variable interest entity at the time of deconsolidation.
- Clarify in the filing whether there is a written agreement stating that the Macoven shareholders would fund the losses or provide financing.
- Please clarify in the filing the methodology and assumptions for the valuation used in for the net assets of Macoven upon re-acquisition in September 2010

Management's Discussion and Analysis

Allowances for Returns, Rebates, and Discounts, page 22

2. We have reviewed your response to our prior comment four and have the following comments:

- With respect to the first bullet, as previously requested, please disclose the effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual such as a range of reasonably likely amounts or other type of sensitivity analysis.

- With respect to the table provided in Exhibit B, please disaggregate the amount of the provision attributable to the current year sales from the prior year sales in your roll-forward. Lastly, please clarify whether there have been any material changes in your estimate for the periods presented in your financial statements.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant